On December 3, 2008, the Victory Variable Insurance Funds
(the Fund)dismissed PricewaterhouseCoopers LLP as its independent registered public accounting firm. The Fund's
Audit Committee and Board of Trustees participated in and approved the decision to change its independent registered public accounting firm. The report of PricewaterhouseCoopers
LLP on the Fund's financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle.
During the two most recent fiscal years and through December 3, 2008, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their reports on the financial statements for such years. The Fund has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated August 25, 2009 is filed as Exhibit 77K to this Form N-SAR.

The Fund engaged Ernst & Young LLP as its new independent registered public accounting firm as of December 3, 2008.